LOGO Tenon
     Wood Solutions to the World                             NEWS RELEASE


TO:     THE BUSINESS EDITOR

From:   Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
        Telephone: 64-9-571 9846
        Fax:       64-9-571 9872


Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

================================================================================

                   VOTES CAST AT ANNUAL SHAREHOLDERS' MEETING

Auckland, 23 December 2004 - The following is a summary of the votes cast at the Company's Annual Shareholders Meeting held on 22 December 2004.

-------------------------------------- --------------------- ---------------------- ---------------------
NUMBER OF SHARES                           Total Votes             Votes for           Votes Against
-------------------------------------- --------------------- ---------------------- ---------------------
Capital Return - Ordinary                      51,635,226         51,429,913            205,313
-------------------------------------- --------------------- ---------------------- ---------------------
Capital Return - Preference                   135,027,240        134,901,725            125,515
-------------------------------------- --------------------- ---------------------- ---------------------
Re-elect A (Tony) I Gibbs                     186,045 692        185,612,895            432,797
-------------------------------------- --------------------- ---------------------- ---------------------
Re-elect M J Andrews                          185,589,035        173,825,857         11,763,178
-------------------------------------- --------------------- ---------------------- ---------------------
Re-elect M C Walls                            185,540,184        185,258,079            282,105
-------------------------------------- --------------------- ---------------------- ---------------------
Fix Auditors' remuneration                    186,285,667        186,079,514            206,153
-------------------------------------- --------------------- ---------------------- ---------------------
Adopt proposed constitution                   186,103,903        185,673,660            430,243
-------------------------------------- --------------------- ---------------------- ---------------------

-------------------------------------- --------------------- ---------------------- ---------------------
NUMBER OF HOLDERS, POSTAL VOTES AND       Total Holders           Holders for         Holders Against
PROXIES
-------------------------------------- --------------------- ---------------------- ---------------------
Capital Return - Ordinary                           2,064              1,885                179
-------------------------------------- --------------------- ---------------------- ---------------------
Capital Return - Preference                         1,575              1,459                116
-------------------------------------- --------------------- ---------------------- ---------------------
Re-elect A (Tony) I Gibbs                           1,882              1,748                134
-------------------------------------- --------------------- ---------------------- ---------------------
Re-elect M J Andrews                                1,854              1,627                227
-------------------------------------- --------------------- ---------------------- ---------------------
Re-elect M C Walls                                  1,833              1,743                 90
-------------------------------------- --------------------- ---------------------- ---------------------
Fix Auditors' remuneration                          2,052              1,998                 54
-------------------------------------- --------------------- ---------------------- ---------------------
Adopt proposed constitution                         2,000              1,882                118
-------------------------------------- --------------------- ---------------------- ---------------------

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Following Tenon's ASM and announcement of the conditional sale of its Structural
Solutions business yesterday, the Board has determined that:

|X| In accordance with the NZX Listing Rules requirements, Michael Walls, Michael Andrews and Rodger Fisher are independent Directors of the Company. Tony Gibbs and Luke Moriarty are not independent Directors, because they are both Directors of the Rubicon Limited (whose subsidiary companies own 50.01% of Tenon), and in addition Luke Moriarty is Chief Executive Officer of Rubicon; and

|X| It will review the Company's capital structure and dividend policy following completion of the Structural Solutions transaction, which is expected to close in the first quarter or early second quarter 2005.


ENDS